Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

www.drinkerbiddle.com

August 6, 2019

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ashley Vroman-Lee

Re:	Destra Investment Trust, File Nos.: 333-167073; 811-22417 (the “Trust” or “Registrant”)

Dear Ms. Vroman-Lee:

The following responds to the comments you provided to us by telephone on August 1, 2019, in connection with your review of the post-effective amendment to the Trust’s registration statement filed on July 25, 2019 on Form N-1A (the “Registration Statement”).1 The Registration Statement was filed to register shares of a new portfolio of the Trust: Destra Granahan Small Cap Advantage Fund (the “Fund”).

Our responses follow your comments. The changes to the Trust’s disclosure discussed below will be reflected in a supplement to the Trust’s Registration Statement.

Prospectus

Section 1: Fund Summary

1.	Comment: The Staff notes that the Fund’s principal risks appear in alphabetical order. Please order the risks to prioritize those risks that are most likely to adversely affect the Fund’s net asset value, yield and return. Please note that, after listing the most significant risks to the Fund, the Registrant may alphabetize the remaining risks. For further information, please see Division of Investment Management Director Dalia Blass’s speech to the Investment Company Institute on October 25, 2018.[2]

1 Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

2 See Dalia Blass, Director, Division of Investment Management, U.S. Securities and Exchange Commission, Speech, Keynote Address—ICI Securities Law Developments Conference, Washington, D.C. (October 25, 2018).

Response: The Registrant will selectively order the risks to prioritize those it has determined are most germane to the Fund’s investment strategy. In particular, the Registrant will prioritize Active Management Risk, Smaller Companies Risk and Market Risk.

Appendix B

2.	Comment: Please confirm for the Staff why the performance of the other accounts was adjusted to show performance net of the Fund’s estimated total annual operating expenses after fee waiver for Class I shares, and not for Class A shares.

Response: The Registrant will revise the disclosure to include performance of the other accounts adjusted to show performance net of the Fund’s estimated total annual operating expenses after fee waiver for Class I shares and Class A shares. Appendix A to this correspondence includes an updated Appendix B to the Fund’s prospectus.

3.	Comment: In paragraph two under Appendix B, please clarify in the second sentence how the similarly-advised accounts are substantially similar to the Fund.

Response: The Registrant will revise the sentence to read as follows:3

The performance information below includes the performance of all accounts of the Sub-Adviser ~~that are~~with substantially similar ~~to~~objectives, policies and strategies as the Fund.

4.	Comment: Please disclose the reason the other account performance begins on October 31, 2015.

Response: The Registrant will add a footnote disclosing that October 31, 2015 is the inception date of the other account performance. Appendix A to this correspondence includes an updated Appendix B to the Fund’s prospectus.

* * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1109 or, in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ Benjamin McCulloch
Benjamin McCulloch

cc:	Jane Hong Shissler, Esq.
Joshua B. Deringer, Esq.

3 The Registrant notes that the first sentence of paragraph one under Appendix B states that the Sub-Adviser has experience in managing other accounts with substantially similar investment objectives, policies and strategies as the Destra Granahan Small Cap Advantage Fund. (Emphasis added).

APPENDIX A

Appendix B

Prior Performance of Similarly-Advised Accounts

Granahan Investment Management, Inc. (the “Sub-Adviser” or “GIM”) has experience in managing other accounts with substantially similar investment objectives, policies and strategies as the Destra Granahan Small Cap Advantage Fund (“Fund”). The following tables are provided to illustrate the past performance of the Sub-Adviser in managing such other accounts and does not represent the performance of the Fund. Investors should not consider this performance information as a substitute for the performance of the Fund, nor should investors consider this information as an indication of the future performance of the Fund or of the Sub-Adviser.

The following Monthly Return performance information has been adjusted to show the performance of the other accounts net of the Fund’s estimated total annual operating expenses after fee waiver for Class I shares and Class A shares and does not include any sales charge (load). If a sales charge (load) was reflected, pro forma returns for Class A shares would be less than those shown. The following Summary Statistics Return information has been adjusted to show the performance of the other accounts net of the Fund’s estimated total annual operating expenses after fee waiver for Class I shares and Class A shares and includes the maximum sales charge (load) of 4.50% for Class A shares pro forma trailing performance. The performance information below includes the performance of all accounts of the Sub-Adviser with substantially similar objectives, policies and strategies as the Fund. The other account’s fees and expenses are lower than those of the Fund. The Fund’s results in the future also may be different because the other accounts are not subject to certain investment limitations, diversification requirements and other restrictions imposed on mutual funds under applicable U.S. securities and tax laws that, if applicable, could have adversely affected the performance of the other accounts. In addition, the securities held by the Fund will not be identical to the securities held by the other accounts.

The performance of the other accounts is also compared to the performance of an appropriate broad-based securities benchmark index. This index is unmanaged and is not subject to fees and expenses typically associated with managed funds, including the Fund. Investors cannot invest directly in the Index. The performance information is accompanied by additional disclosures, which are an integral part of the information.

Monthly Return (since October 31, 2015)1,2,3,4,5,6

COMPOSITE — PRO FORMA NET OF FEES — CLASS I SHARES

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	FY (ended December 31)
2019	13.89%	10.33%	0.43%	4.00%	-2.36%	6.18%
2018	6.33%	1.90%	2.60%	2.73%	9.46%	1.57%	1.51%	11.94%	-2.56%	-10.39%	-0.39%	-11.61%	10.91%
2017	2.36%	2.62%	3.78%	4.60%	2.22%	3.51%	3.35%	-1.04%	6.25%	2.18%	3.74%	-0.95%	37.64%
2016	-14.77%	-1.65%	7.26%	5.74%	2.67%	4.24%	8.61%	2.17%	3.75%	-6.50%	6.81%	0.07%	17.06%
2015											5.52%	-4.50%	0.76%

COMPOSITE — PRO FORMA NET OF FEES — CLASS A SHARES

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	FY (ended December 31)
2019	13.86%	10.30%	0.40%	3.98%	-2.38%	6.15%
2018	6.30%	1.87%	2.57%	2.70%	9.43%	1.55%	1.48%	11.91%	-2.58%	-10.41%	-0.41%	-11.63%	10.63%
2017	2.34%	2.59%	3.76%	4.58%	2.19%	3.48%	3.32%	-1.06%	6.22%	2.16%	3.71%	-0.98%	37.31%
2016	-14.79%	-1.67%	7.23%	5.71%	2.64%	4.21%	8.58%	2.15%	3.72%	-6.52%	6.79%	0.04%	16.77%
2015											5.49%	-4.53%	0.72%

COMPOSITE — GROSS OF FEES

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	FY (ended December 31)
2019	14.01%	10.45%	0.55%	4.13%	-2.23%	6.30%
2018	6.45%	2.02%	2.72%	2.85%	9.58%	1.70%	1.63%	12.06%	-2.43%	-10.26%	-0.26%	-11.48%	12.57%
2017	2.49%	2.74%	3.91%	4.73%	2.34%	3.63%	3.47%	-0.91%	6.37%	2.31%	3.86%	-0.83%	39.67%
2016	-14.64%	-1.52%	7.38%	5.86%	2.79%	4.36%	8.73%	2.30%	3.87%	-6.37%	6.94%	0.19%	18.81%
2015											5.64%	-4.38%	1.01%

RUSSELL 2000® GROWTH INDEX

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	FY (ended December 31)
2019	11.55%	6.46%	-1.35%	3.05%	-7.42%	7.70%
2018	3.90%	-2.85%	1.35%	0.10%	6.30%	0.78%	1.72%	6.23%	-2.34%	-12.65%	1.56%	-11.68%	-9.29%
2017	1.62%	2.45%	1.18%	1.84%	-0.91%	3.44%	0.85%	-0.12%	5.45%	1.55%	2.87%	0.12%	22.16%
2016	-10.83%	-0.71%	7.66%	1.00%	2.69%	-0.46%	6.54%	1.06%	1.44%	-6.21%	8.95%	1.36%	11.32%
2015											3.66%	-4.77%	-1.28%

Summary Statistics Return (periods ended June 30, 2019)1,2,3,4,6,7

	YTD	1 Year	2 Years	3 Years	Since October 31, 2015
Pro Forma Net of Fees – Class I Shares	36.05%	18.87%	31.20%	33.69%	27.68%
Pro Forma Net of Fees – Class A Shares[7]	29.54%	13.05%	27.76%	31.22%	25.69%
Gross of Fees	37.03%	20.64%	33.14%	35.67%	29.57%
Russell 2000® Growth Index	20.37%	-0.47%	10.14%	14.70%	10.99%

1	October 31, 2015 is the inception date of the other account performance.
2	Performance was calculated using Global Investment Performance Standards (“GIPS”). This method of calculating performance differs from the SEC’s standardized methodology, which may produce different results.
3	Performance is calculated using a net asset value to net asset value methodology which incorporates all trades, prices, accruals and updated security records on trade date basis.
4	Performance is presented net of the Fund’s estimated total annual fund operating expenses after waiver for Class I shares.
5	Performance is presented net of the Fund’s estimated total annual fund operating expenses after waiver and does not include any sales charge (load) for Class A shares. If a sales charge (load) was reflected, pro forma returns would be less than those shown.
6	The Russell 2000® Growth Index is an unmanaged index of common stock that measures the performance of those Russell 2000® companies with higher price-to-book ratios and higher forecasted growth values. This unmanaged index does not reflect fees and expenses and is not available for direct investment. The Russell 2000® Growth Index and Russell® are trademarks of Frank Russell Company.
7	Performance is presented net of the Fund’s estimated total annual fund operating expenses after waiver and includes the maximum sales charge (load) of 4.50% for Class A shares.

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